Filed pursuant to Rule 433 Dated November 13, 2019 Registration No. 333-231902

GBP 500,000,000

Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities (Callable December 27, 2024 and on any day until the First Reset Date on June 27, 2025 and Every Five Years Thereafter)

Pricing Term Sheet

Issuer:	Lloyds Banking Group plc (“LBG”)
Securities:	GBP Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities (Callable on any day falling in the period commencing on (and including) December 27, 2024 and ending on the First Reset Date and Every Five Years Thereafter) (the “Additional Tier 1 Securities”)
Issuer Ratings (M/S/F):	A3 (negative) / BBB+ (stable) / A+ (RWN)
Expected Issue Ratings*:	Baa3 (Moody’s) / BB- (S&P)
Maturity:	The Additional Tier 1 Securities are perpetual securities and have no fixed maturity or fixed redemption date
Principal Amount:	GBP 500,000,000
Pricing Date:	November 13, 2019
Expected Issue Date:	November 20, 2019 (T+5)
Reset Dates:	June 27, 2025 (the “First Reset Date”) and each fifth anniversary thereafter.
Issue Price:	100.000%
Benchmark Treasury:	UKT 0.625% due June 7, 2025
Treasury Yield:	0.551%
Spread to Benchmark Treasury:	460.7bps
Coupon:	5.125% per annum, payable quarterly in arrears
Reoffer Yield (Semi-Annual):	5.158%
Interest Payment Dates:	March 27, June 27, September 27 and December 27 of each year, commencing on March 27, 2020 (long first interest period).
Initial Interest Rate:	5.125% from (and including) the Issue Date to (but excluding) the First Reset Date, payable quarterly in arrears (with a long first coupon).
Interest Rate Following Any Reset Date:	The rate of interest will be reset on each Reset Date to the rate per annum equal to the sum of the applicable Reset Reference Rate (as defined in the Preliminary Prospectus Supplement dated November 13, 2019 (the “Preliminary Prospectus Supplement”)) on the relevant Reset Determination Date (as defined in the Preliminary Prospectus Supplement) and the Margin (as defined below), such sum being converted to a quarterly rate in accordance with market convention (rounded to three decimal places, with 0.0005 rounded down).

Margin:	4.607%
Interest Payments Discretionary:

Interest on the Additional Tier 1 Securities will be due and payable only at the sole discretion of LBG and LBG shall have absolute discretion at all times and for any reason to cancel any interest payment in whole or in part that would otherwise be payable on any Interest Payment Date. If LBG elects not to make an interest payment on the relevant Interest Payment Date, or if LBG elects to make a payment of a portion, but not all, of such interest payment, such non-payment shall evidence LBG’s exercise of discretion to cancel such interest payment, or the portion of such interest payment not paid, and accordingly such interest payment, or portion thereof, shall not be or become due and payable.

Restrictions on Interest Payments:

LBG shall cancel any interest on the Additional Tier 1 Securities (or, as appropriate, any part thereof) which is scheduled to be paid on an Interest Payment Date to the extent that LBG has an amount of Distributable Items (as defined in the Preliminary Prospectus Supplement) on any scheduled Interest Payment Date that is less than the sum of (i) all payments (other than redemption payments) made or declared by LBG since the end of LBG’s last financial year and prior to such Interest Payment Date on or in respect of any Parity Securities (as defined in the Preliminary Prospectus Supplement), the Additional Tier 1 Securities and any Junior Securities (as defined in the Preliminary Prospectus Supplement) and (ii) all payments (other than redemption payments) payable by LBG on such Interest Payment Date (x) on the Additional Tier 1 Securities and (y) on or in respect of any Parity Securities or any Junior Securities, in the case of each of (i) and (ii), excluding any payments already accounted for in determining the Distributable Items.

In addition, LBG shall not be permitted to pay any interest otherwise scheduled to be paid on an Interest Payment Date if and to the extent that the payment of such interest would cause, when aggregated together with other distributions of the kind referred to in Article 141(2) of the Directive (as defined in the Preliminary Prospectus Supplement) (or any provision of applicable law transposing or implementing Article 141(2) of the Directive, as amended or replaced) and which are required under the Applicable Regulations to be taken into account for this purpose, the Maximum Distributable Amount (as defined in the Preliminary Prospectus Supplement), if any, then applicable to the Group to be exceeded.

Solvency Condition:	Other than in a Winding-up or Administration Event (as defined in the Preliminary Prospectus Supplement) or in relation to the cash component of any Alternative Consideration (as defined in the Preliminary Prospectus Supplement) in any Settlement Shares Offer (as defined in the Preliminary Prospectus Supplement), payments in respect of or arising under the Additional Tier 1 Securities (including any damages for breach of any obligations thereunder) are, in addition to the right of LBG to cancel payments of interest as described under “Interest Payments Discretionary” above, conditional upon LBG being solvent at the time when the relevant payment is due to be made and no principal, interest or other amount payable shall be due and payable in respect of or arising from the Additional Tier 1 Securities except to the extent that LBG could make such payment and still be solvent immediately thereafter (such condition, the “Solvency Condition”).

LBG shall be considered to be solvent at a particular point in time if:

(i)                     it is able to pay its debts owed to its Senior Creditors (as defined in the Preliminary Prospectus Supplement) as they fall due; and

(ii)                    its Assets (as defined in the Preliminary Prospectus Supplement) are at least equal to its Liabilities (as defined in the Preliminary Prospectus Supplement).

Agreement to Interest Cancellation:

By acquiring the Additional Tier 1 Securities, holders and beneficial owners of the Additional Tier 1 Securities acknowledge and agree that:

(a)             interest is payable solely at the discretion of LBG, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by LBG at its sole discretion and/or deemed canceled in whole or in part; and

(b)             a cancellation or deemed cancellation of interest (in each case, in whole or in part) in accordance with the terms of the Indenture (as defined in the Preliminary Prospectus Supplement) shall not constitute a default in payment or otherwise under the terms of the Additional Tier 1 Securities.

Interest will only be due and payable on an Interest Payment Date to the extent that it is not canceled or deemed canceled. Any interest canceled or deemed canceled (in each case, in whole or in part) in the circumstances described above shall not be due and shall not accumulate or be payable at any time thereafter, and holders and beneficial owners of the Additional Tier 1 Securities shall have no rights thereto or to receive any additional interest or compensation as a result of such cancellation or deemed cancellation.

Ranking and Liquidation Proceeds:

The Additional Tier 1 Securities will constitute LBG’s direct, unsecured, unguaranteed and subordinated obligations, ranking pari passu without any preference among themselves. The rights and claims of the holders and beneficial owners of the Additional Tier 1 Securities in respect of or arising from the Additional Tier 1 Securities (including any damages, if payable) will be subordinated to the claims of Senior Creditors (as defined in the Preliminary Prospectus Supplement, and includes certain claims in respect of subordinated liabilities).

If at any time prior to the date on which a Trigger Event (as defined below) occurs, a Winding-up or Administration Event occurs, there shall be payable by LBG in respect of each Additional Tier 1 Security (in lieu of any other payment by LBG) such amount, if any, as would have been payable to the holder of the Additional Tier 1 Security if, throughout such Winding-up or Administration Event, such holder of the Additional Tier 1 Security was the holder of one of a class of preference shares in the capital of LBG (“Notional Preference Shares”) having an equal right to a return of assets in the Winding-up or Administration Event to, and so ranking pari passu with, the holders of the most senior class or classes of issued preference shares in the capital of LBG from time to time (if any) and which have a preferential right to a return of assets in the Winding-up or Administration Event over, and so rank ahead of, the holders of all other classes of issued shares for the time being in the capital of LBG but ranking junior to the claims of Senior Creditors and on the assumption that the amount that such holder was entitled to receive in respect of each Notional Preference Share is an amount equal to the principal amount of the relevant Additional Tier 1 Security together with, to the extent not otherwise included within the foregoing, any other amounts attributable to such Additional Tier 1 Security, including any Accrued Interest thereon and any damages awarded for breach of any obligations in respect thereof, regardless of whether the Solvency Condition is satisfied on the date upon which the same would otherwise be due and payable (and, in the case of an administration, on the assumption that such shareholders were entitled to claim and recover in respect of their shares to the same degree as in a winding up or liquidation).

If a Winding-up or Administration Event occurs at any time on or following the date on which a Trigger Event occurs but the Settlement Shares (as defined in the Preliminary Prospectus Supplement) to be issued and delivered to the

Settlement Share Depository (as defined in the Preliminary Prospectus Supplement) on the Conversion Date (as defined below) have not been so delivered, there shall be payable by LBG in respect of each Additional Tier 1 Security (in lieu of any other payment by LBG) such amount, if any, as would have been payable to the holder of such Additional Tier 1 Security in a Winding-up or Administration Event if the Conversion Date in respect of the Automatic Conversion (as defined below) had occurred immediately before the occurrence of a Winding-up or Administration Event and, accordingly, as if such holder were, through such Winding-up or Administration Event, the holder of such number of Ordinary Shares (as defined in the Preliminary Prospectus Supplement) as it would have been entitled to receive upon Automatic Conversion (ignoring for this purpose LBG’s right to make an election for a Settlement Shares Offer to be effected), regardless of whether the Solvency Condition is satisfied on such date (and, in the case of an administration, on the assumption that shareholders were entitled to claim and recover in respect of their shares to the same degree as in a winding up or liquidation).

The “Conversion Date” shall be the date specified in the Conversion Trigger Notice (as defined in the Preliminary Prospectus Supplement) and shall occur without delay upon the occurrence of a Trigger Event (and shall be no later than one month following the occurrence of the relevant Trigger Event, or such shorter period as the Relevant Regulator may require).

Waiver of Set-Off:

Subject to applicable law, no holder or beneficial owner of the Additional Tier 1 Securities may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by LBG arising under, or in respect of, or in connection with, the Additional Tier 1 Securities and each holder and each beneficial owner of the Additional Tier 1 Securities shall, by virtue of its holding of any Additional Tier 1 Securities, be deemed to have waived all such rights of set-off, compensation or retention.

Optional Redemption:

The Additional Tier 1 Securities will, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, be redeemable in whole, but not in part, at the option of LBG on (i) any day falling in the period commencing on (and including) December 27, 2024 and ending on (and including) the First Reset Date, or (ii) any Reset Date thereafter at 100% of their principal amount, together with any accrued and unpaid interest on the Additional Tier 1 Securities, excluding any interest which has been canceled or deemed to be canceled (“Accrued Interest”) to, but excluding, the date fixed for redemption.

Tax Event Redemption:

If at any time a Tax Event (as defined in the Preliminary Prospectus Supplement) has occurred, LBG may, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, redeem the Additional Tier 1 Securities in whole, but not in part, at any time at 100% of their principal amount, together with any Accrued Interest to, but excluding, the date fixed for redemption.

Regulatory Event Redemption:

If at any time a Regulatory Event (as defined in the Preliminary Prospectus Supplement) has occurred, LBG may, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, redeem the Additional Tier 1 Securities in whole, but not in part, at any time at 100% of their principal amount, together with any Accrued Interest to, but excluding, the date fixed for redemption.

Substitution or Variation:

If a Tax Event or a Regulatory Event has occurred, then LBG may, subject to the conditions described in the Preliminary Prospectus Supplement, but without any requirement for the consent or approval of the holders of the Additional Tier 1 Securities, at any time (whether before or following the First

Reset Date) either substitute all (but not some only) of the Additional Tier 1 Securities for, or vary the terms of the Additional Tier 1 Securities so that they remain or, as appropriate, become, Compliant Securities (as defined in the Preliminary Prospectus Supplement), and the Trustee shall (subject to the requirements described in the Preliminary Prospectus Supplement) agree to such substitution or variation.
Automatic Conversion:

Upon the occurrence of the Trigger Event, all of LBG’s obligations under the Additional Tier 1 Securities shall be irrevocably and automatically released on the Conversion Date (and under no circumstances shall LBG’s released obligations be reinstated) in consideration of the issuance by LBG of Ordinary Shares of LBG credited as fully paid (the “Settlement Shares”) at the Conversion Price (the “Automatic Conversion”). The Settlement Shares shall be issued and delivered to the Settlement Share Depository on the Conversion Date.

Furthermore, in the event of the Automatic Conversion of the Additional Tier 1 Securities upon the occurrence of a Trigger Event, any accrued but unpaid interest on the Additional Tier 1 Securities up to (and including) the Conversion Date shall be canceled upon the occurrence of such Trigger Event and shall not become due and payable at any time.

Trigger Event:

A Trigger Event shall occur on any date if LBG’s consolidated CET1 Ratio (as defined in the Preliminary Prospectus Supplement) is less than 7.00% on such date, as determined by LBG, the Relevant Regulator (as defined in the Preliminary Prospectus Supplement), or any agent appointed for such purpose by the Relevant Regulator.

Conversion Price:	The conversion price per Ordinary Share in respect of the Additional Tier 1 Securities shall be £0.633, subject to the adjustments described in the Preliminary Prospectus Supplement.
Settlement Shares Offer:

Within 10 Business Days following the Conversion Date, LBG may, in its sole and absolute discretion, elect that the Settlement Share Depository (or an agent on its behalf) make an offer of, in LBG’s sole and absolute discretion, all or some of the Settlement Shares to, at LBG’s sole and absolute discretion, all or some of LBG’s ordinary shareholders upon Automatic Conversion, such offer to be at a cash price per Settlement Share that will be no less than the Conversion Price (the “Settlement Shares Offer”).

Agreement with Respect to the Exercise of U.K. Bail-in Power:

By purchasing or acquiring the Additional Tier 1 Securities, each holder (including each beneficial owner) of the Additional Tier 1 Securities acknowledges, accepts, agrees to be bound by and consents to the exercise of any U.K. Bail-in Power (as defined in the Preliminary Prospectus Supplement) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Additional Tier 1 Securities; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Additional Tier 1 Securities into shares or other securities or other obligations of LBG or another person; and/or (iii) the amendment or alteration of the maturity of the Additional Tier 1 Securities, or amendment of the amount of interest due on the Additional Tier 1 Securities, or the dates on which interest becomes payable, including by suspending payment for a temporary period; any U.K. Bail-in Power may be exercised by means of variation of the terms of the Additional Tier 1 Securities solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. With respect to (i), (ii) and (iii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at the maturity date), but which have not been paid, prior to the exercise of any U.K. Bail-in Power. Each holder and each beneficial owner of the Additional Tier 1 Securities further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Additional Tier 1 Securities are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.
Repayment of Principal and Payment of Interest After Exercise of a U.K. Bail-in Power:	No repayment of the principal amount of the Additional Tier 1 Securities or payment of interest on the Additional Tier 1 Securities shall become due and payable after the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by LBG under the laws and regulations of the United Kingdom and the European Union applicable to LBG or other members of the Group.
Enforcement Events and Remedies:

If a Winding-up or Administration Event occurs prior to the occurrence of a Trigger Event, holders of the Additional Tier 1 Securities will have the rights and claims specified above under “Ranking and Liquidation Proceeds”.

If LBG does not make payment of principal in respect of the Additional Tier 1 Securities for a period of seven calendar days or more after the date on which such payment is due, then the Trustee, on behalf of the holders and beneficial owners of the Additional Tier 1 Securities, may, at its discretion, or shall at the direction of holders of 25% of the aggregate principal amount of outstanding Additional Tier 1 Securities, subject to any applicable laws, institute proceedings for the winding up of LBG. In the event of a winding-up or liquidation of LBG, whether or not instituted by the Trustee, the Trustee may prove the claims of the holders and beneficial owners of the Additional Tier 1 Securities and the Trustee in the winding up proceeding of LBG and/or claim in the liquidation of LBG.

In the event of a breach of any term, obligation or condition binding on LBG under the Additional Tier 1 Securities or the Indenture (other than any payment obligation of LBG under or arising from the Additional Tier 1 Securities or the Indenture, including payment of any principal or interest, including any damages awarded for breach of any obligations) (a “Performance Obligation”), the Trustee may without further notice institute such proceedings against LBG as it may think fit to enforce the Performance Obligation, provided that we shall not by virtue of the institution of any such proceedings be obliged to pay any sum or sums, in cash or otherwise (including any damages) earlier than the same would otherwise have been payable under the Additional Tier 1 Securities or the Indenture.

By its acquisition of the Additional Tier 1 Securities, each Additional Tier 1 holder and each beneficial owner of the Additional Tier 1 Securities acknowledges and agrees that such holder will not seek, and will not direct the Trustee to seek, a claim for damages against LBG in respect of a breach by LBG of a Performance Obligation and that the sole and exclusive remedy that such holder, beneficial owner and the Trustee may seek under the Additional Tier 1 Securities and the Indenture for a breach by LBG of a Performance Obligation is specific performance under New York law.
Governing Law:

The Additional Tier 1 Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York, except for the subordination and waiver of set-off provisions relating to the Additional Tier 1 Securities which will be governed by and construed in accordance with Scots law.

Day Count Fraction:	Actual/Actual (ICMA)

Business Day:	Means any day (other than a Saturday, a Sunday or a public holiday) on which commercial banks and foreign exchange markets are open for business in London, England.
Business Day Convention:	Following, unadjusted
Expected Listing:	Application will be made following the Issue Date to Euronext Dublin to admit the Additional Tier 1 Securities to the Official List and to trading on the Global Exchange Market (the exchange regulated market of Euronext Dublin) prior to the first Interest Payment Date.
Denominations:	GBP 200,000 and integral multiples of GBP 1,000 in excess thereof.
Underwriting Commission:	0.70%
Net Proceeds to Issuer:	GBP 496,500,000
Sole Bookrunner	Lloyds Bank Corporate Markets plc
Joint Lead Managers:	Barclays Bank PLC, Credit Suisse Securities (Europe) Limited, J.P. Morgan Securities plc and UBS AG London Branch
ISIN:	XS2080995405
Common Code:	208099540
Target Market:	MiFID II professionals/ECPs-only - No PRIIPs KID/FCA CoCo restriction. **
Capital Eligibility:	Intended to qualify as additional tier 1 capital under CRD IV.

*Note: A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lloyds Bank Corporate Markets plc at +44 (0)20 7050 6060, Barclays Bank PLC at +44 (0)20 777 3998, Credit Suisse Securities (Europe) Limited at 1-800-221-1037, J.P. Morgan Securities plc at +44 (0)20 7134 2468 or UBS AG London Branch at +44 (0)207 567 2477.

We currently expect delivery of the Additional Tier 1 Securities to occur on or about November 20, 2019, which will be the fifth business day following the pricing of the Additional Tier 1 Securities (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Additional Tier 1 Securities on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Additional Tier 1 Securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Additional Tier 1 Securities who wish to trade Additional Tier 1 Securities on the date of pricing or the next two succeeding business days should consult their own advisors.

**MiFID II product governance / Professional investors and ECPs only target market / No PRIIPs KID / FCA CoCo restriction / PROHIBITION OF SALES TO EEA RETAIL INVESTORS

– Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA. No sales to retail clients in the EEA, as defined under MiFID II.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Additional Tier 1 Securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.